UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Veris Residential, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

554489104
(CUSIP Number)

Gregory Michel
Madison International Realty
300 Park Avenue, 3rd Floor
New York, New York 10022
(212) 688-0787

With a copy to:

Jacob Farquharson
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-3302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
MIRELF VI REIT INVESTMENTS II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VI REIT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VI (U.S.), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Madison International Holdings VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,609,435

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,609,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VII Securities REIT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VII US Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MIRELF VII (U.S. LISTED SECURITIES), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Madison International Holdings VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,498,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,498,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,107,661

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,107,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,107,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Madison International Realty Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,107,661

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,107,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,107,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Global Alpha Realty, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison International Realty Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,107,661

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,107,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,107,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Ronald M. Dickerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,107,661

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,107,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,107,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on November 17, 2020 (the "Original 13D" and, as amended by this Amendment, the "Schedule 13D") with respect to the information contained therein pertaining to the Reporting Persons. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 1, 2, 3, 4 and 5(a)-(b) as set forth below.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Veris Residential, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is Harborside 3, 210 Hudson St., Ste. 400, Jersey City, New Jersey.

ITEM 2.	IDENTITY AND BACKGROUND

Item of the Schedule 13D is hereby amended to include the following:

The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 3rd Floor, New York, New York 10022.

On August 24, 2021, the investment advisory agreement pursuant to which MIGAR acted as the investment advisor to the SMA was terminated.  Accordingly, as of such date, MIGAR does not beneficially own any securities of the Issuer and shall cease to be a Reporting Person upon the filing of this Amendment, and the remaining Reporting Persons are no longer deemed to be a beneficial owner of the 301,522 shares held by the SMA.  The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The 6,107,661 shares of Common Stock (the "Purchased Shares") were previously acquired by the Reporting Persons in open market transactions for an aggregate purchase price of $114,714,577, not including brokerage commissions or service charges.

The aggregate purchase price of the shares of Common Stock held by MIRELF VI was $48,149,490.  The aggregate purchase price of the shares of Common Stock held by MIRELF VII was $66,565,087.  Purchases on behalf of MIRELF VI and MIRELF VII were partially funded by ordinary course borrowings under subscription-based revolving lines of credit, all of which were subsequently repaid with capital calls from investors.  The Reporting Persons that were direct borrowers under the lines of credit were MIRELF VI REIT, MIRELF VI, MIRELF VII REIT and MIRELF VII.  Funds for these acquisitions were also derived from margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares reported herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to include the following:

Over the course of the past several weeks, the Reporting Persons have had meetings and other communications with members of management of the Issuer to discuss, in general, the Issuer's business, portfolio, geographic markets, corporate governance, strategic direction and potential representation on the board of directors of the Issuer. During such discussions, the Reporting Persons expressed its support for management and the Issuer's strategic direction, as well as its belief that the expertise and experience of its principals would be beneficial to the Issuer and its shareholders.   On January 12, 2023, Mr. Dickerman met with members of the Issuer's nominating and corporate governance committee to discuss potential representation on the board of directors of the Issuer.  The Reporting Persons expect to have further discussions with the members of the Issuer's management and board of directors regarding potential representation on the board of directors and to maintain a constructive dialogue with the Issuer regarding, among other topics, opportunities to continue to support the Issuer's current business plan and approach to acquisition interest from prospective third parties, and collaboratively maximize the value of the Issuer's assets and enhance shareholder value.  The Reporting Persons may also communicate with other shareholders, industry participants or other interested parties concerning the Issuer.

The Reporting Persons intend to review continuously their position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including general economic, financial market and business conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may at any time and from time to time take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) purchasing additional shares of Common Stock or other securities of the Issuer, (iii) selling some or all of any securities of the Issuer, or (iv) otherwise changing their intention with respect to any of the matters referenced in this Item 4.

On August 24, 2021, the investment advisory agreement pursuant to which MIGAR acted as the investment advisor to the SMA was terminated and, effective such date, the Reporting Persons are no longer deemed to be a beneficial owner of the 301,522 shares held by the SMA.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.  The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 91,083,543 shares of Common Stock disclosed by the Issuer as outstanding as of October 31, 2022 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

Fund VI:

2,609,435 shares reported hereby as being owned by MIRELF VI REIT Investments are owned directly by MIRELF VI REIT Investments. MIRELF VI REIT, as sole member and managing member of MIRELF VI REIT Investments, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. MIRELF VI, as the sole shareholder and Trustee of MIRELF VI REIT, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. Holdings VI, as the general partner of MIRELF VI, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. MIR VI, as the asset manager of MIRELF VI, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.  MIRH, as the sole member and managing member of MIR VI, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.  MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments. MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.  Mr. Dickerman, as the managing member of Holdings VI and MIRP GP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VI REIT Investments.

Fund VII:

3,498,226 shares reported hereby as being owned by MIRELF VII US Securities are owned directly by MIRELF VII US Securities. MIRELF VII, as the sole shareholder and Trustee of MIRELF VII REIT, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. Holdings VII, as the general partner of MIRELF VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. MIR VII, as the asset manager of MIRELF VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.  MIRH, as the sole member and managing member of MIR VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.  MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII REIT.  MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.  Mr. Dickerman, as the managing member of Holdings VII and MIRP GP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities.

Holdings VI, MIR VI, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, MIRELF VII US Securities, MIRELF VII REIT and MIRELF VII to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings VI, MIR VI, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH or Mr. Dickerman.

(c)	None of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the past 60 days.

(d)
By virtue of the relationships described in Item 2 of this Statement, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares and the proceeds from the sale of such Purchased Shares.

(e)
On August 24, 2021, the investment advisory agreement pursuant to which MIGAR acted as the investment advisor to the SMA was terminated and, effective such date, the Reporting Persons are no longer deemed to be a beneficial owner of the 301,522 shares held by the SMA.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to include the following:

On January 13, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1
Joint Filing Agreement, dated as of January 13, 2023 by and among MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, Holdings VI,  MIR VI, MIRELF VII US Securities, MIRELF VII REIT, MIRELF VII, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH and Mr. Dickerman.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2023

MIRELF VI REIT INVESTMENTS II, LLC		MIRELF VI REIT

By:	MIRELF VI REIT, its sole and managing member	By:	MIRELF VI (U.S.), LP, its sole shareholder and
Trustee
By:	MIRELF VI (U.S.), LP, its sole shareholder and
	Trustee	By:	Madison International Holdings VI, LLC, its
general partner
By:	Madison International Holdings VI, LLC, its
	general partner	By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
By:	/s/ Ronald M. Dickerman		Managing Member
Ronald M. Dickerman
Managing Member

MIRELF VI (U.S.), LP		Madison International Holdings VI, LLC

By:	Madison International Holdings VI, LLC, its	By:	/s/ Ronald M. Dickerman
	general partner		Ronald M. Dickerman
Managing Member
By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty VI, LLC		MIRELF VII Securities REIT

By:	Madison International Realty Holdings, LLC, its	By:	MIRELF VII (U.S. Listed Securities), LP, its sole
	managing member		shareholder and Trustee

By:	Madison International Realty Partners, LP, its	By:	Madison International Holdings VII, LLC, its
	managing member		general partner

By:	Madison International Realty Partners GP, LLC, its	By:	/s/ Ronald M. Dickerman
	general partner		Ronald M. Dickerman
Managing Member
By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

MIRELF VII (U.S. Listed Securities), LP		Madison International Holdings VII, LLC

By:	Madison International Holdings VII, LLC, its	By:	/s/ Ronald M. Dickerman
	general partner		Ronald M. Dickerman
Managing Member
By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty VII, LLC		Madison International Realty Partners GP, LLC

By:	Madison International Realty Holdings, LLC, its	By:	/s/ Ronald M. Dickerman
	managing member		Ronald M. Dickerman
Managing Member
By:	Madison International Realty Partners, LP, its
managing member

By:	Madison International Realty Partners GP, LLC, its
general partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty Partners, LP		Madison International Global Alpha Realty, LLC

By:	Madison International Realty Partners GP, LLC, its	By:	Madison International Realty Holdings, LLC,
	general partner		its sole and managing member

By:	/s/ Ronald M. Dickerman	By:	Madison International Realty Partners, LP, its
	Ronald M. Dickerman		managing member
Managing Member
		By:	Madison International Realty Partners GP, LLC, its
general partner

		By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Realty Holdings, LLC		Ronald M. Dickerman

By:	Madison International Realty Partners, LP, its	/s/ Ronald M. Dickerman
managing member

By:	Madison International Realty Partners GP, LLC, its
general partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

MIRELF VII US Securities, LLC

By:	MIRELF VII (U.S. Listed Securities), LP, its
Managing Member

By:	Madison International Holdings VII, LLC, its
general partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Schedule A

Directors and Executive Officers of Madison International Realty Holdings

Name	Present Principal Occupation
Dickerman, Ronald, Mark*	PRESIDENT
Flaherty, Carey, Joseph	CHIEF INVESTMENT OFFICER
Michel, Gregory, R	CHIEF COMPLIANCE OFFICER
Hecht, Yehuda**	CHIEF FINANCIAL OFFICER
Chen, Michael, Jiun-Yih	MANAGING DIRECTOR
Siefert, Michael	MANAGING DIRECTOR
Torpey, William, Kyle	MANAGING DIRECTOR

*Mr. Dickerman is also the President of MIRELF VI REIT and MIRELF VII Securities REIT.

**Mr. Hecht is also the Treasurer and Secretary of MIRELF VI REIT and MIRELF VII Securities REIT.